UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QLT Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

746927102

(CUSIP Number)

Benjamin Harshbarger Acting General Counsel Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142 (617) 500-7867

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Paul Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7000

June 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Aegerion Pharmaceuticals, Inc. 20-2960116
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 13,109,202 (1)(2)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 13,109,202 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,109,202 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.8% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the above referenced QLT Shares (as defined below) is being reported hereunder solely because Aegerion (as defined below) may be deemed to have beneficial ownership of such QLT Shares as a result of the Voting Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Aegerion that it is the beneficial owner of any QLT Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The calculation of the approximately 24.8% beneficial ownership is based on (i) an aggregate of 13,109,202 QLT Shares beneficially owned by the Specified QLT Shareholders (as defined below) that are party to the Voting Agreements as of June 14, 2016, and (ii) 52,829,398 QLT Shares deemed to be outstanding as of June 8, 2016, as represented by QLT in the Merger Agreement (as defined below).

(2)	See Item 5 of this Schedule 13D.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common shares, without par value (the “QLT Shares”), of QLT Inc., a British Columbia corporation (“QLT”). The principal executive offices of QLT are located at 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada V5T 4T5.

Item 2. Identity and Background

(a)-(c) and (f) The name of the person filing this statement is Aegerion Pharmaceuticals, Inc., a Delaware corporation (“Aegerion”).

The business address of Aegerion is One Main Street, Suite 800, Cambridge, MA 02142. The name, business address, present principal occupation or employment (and the principal business and address of employment) and citizenship of each director and executive officer of Aegerion are set forth on Schedule A attached hereto, and are incorporated herein by reference. Aegerion is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies for patients with debilitating rare diseases.

(d) During the last five years, neither Aegerion nor, to the knowledge of Aegerion, any of the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Aegerion nor, to the knowledge of Aegerion, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 14, 2016, Aegerion entered into an Agreement and Plan of Merger dated as of June 14, 2016 (the “Merger Agreement”) with QLT and Isotope Acquisition Corp., a Delaware corporation and a wholly owned indirect subsidiary of QLT (“MergerCo”). As an inducement for Aegerion to enter into the Merger Agreement, Aegerion concurrently entered into voting agreements (collectively, the “Voting Agreements”) with certain QLT shareholders (collectively, the “Specified QLT Shareholders”) with respect to the QLT Shares owned by such shareholders. The Specified QLT Shareholders consist of Broadfin Healthcare Master Fund LTD (“Broadfin”), Healthcare Value Partners, LP (“HCV”), The K2 Principal Fund L.P. (“K2”), Tiger Legatus Capital Management, LLC (“Tiger Legatus”), JW Partners, LP and JW Opportunities Master Fund, Ltd. (together, the “JW Funds”), Armistice Capital Master Fund, Ltd. (“Armistice”), and Levcap Alternative Fund, L.P., Ulysses Partners, L.P., and Ulysses Offshore Fund, Ltd. (together, the “Levin Funds”). Broadfin, HCV, K2, Tiger Legatus, the JW Funds, Armistice, and the Levin Funds own, respectively, 8.4%, 4.1%, 3.7%, 3.1%, 3.0%, 2.0%, and 0.5% of the 52,829,398 QLT Shares deemed to be outstanding as of June 8, 2016.

As described in the response to Item 4, the QLT Shares beneficially owned by the Specified QLT Shareholders have not been purchased by Aegerion or any of its executive officers or directors, and thus no funds were used for such purpose. Aegerion did not pay any monetary consideration to the Specified QLT Shareholders in connection with the execution and delivery of the Voting Agreements.

For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction

The purpose of the Voting Agreements is to induce Aegerion to enter into the Merger Agreement and consummate the Merger.

Merger Agreement

On June 14, 2016, Aegerion entered into the Merger Agreement, pursuant to which MergerCo will be merged with and into Aegerion (the “Merger”). As a result of the Merger, the separate corporate existence of MergerCo will cease and Aegerion will survive as a wholly owned indirect subsidiary of QLT.

Upon completion of the Merger, each outstanding share of Aegerion common stock, other than shares owned by Aegerion, QLT or any QLT subsidiary, will be converted into the right to receive 1.0256 shares of QLT Shares (the “Equity Exchange Ratio”). The Equity Exchange Ratio may be reduced if Aegerion settles (i) the previously disclosed Department of Justice (the “DOJ”) and Securities and Exchange Commission (“SEC”) investigations into Aegerion’s sales activities and disclosures related to its JUXTAPID® (lomitapide capsules) product for an amount in excess of $40,000,000 and/or (ii) the pending putative shareholder class action lawsuit for an amount that exceeds Aegerion’s director and officer insurance coverage, in either case, prior to closing. If Aegerion does not settle the DOJ and SEC investigations and the class action lawsuit prior to closing, QLT shareholders will receive warrants exercisable for QLT Shares with an aggregate value equal to the excess over the thresholds described above, up to an aggregate value of $25 million.

Aegerion’s in-the-money options and restricted stock units will be converted into the right to receive equivalent options and restricted stock units exercisable for or convertible into, respectively, QLT Shares. The remainder of Aegerion’s equity-based awards will be cancelled upon the completion of the Merger. In addition, QLT would enter into a supplemental indenture (the “Supplemental Indenture”) to the indenture governing Aegerion’s 2.00% Convertible Senior Notes Due 2019, which would provide that each convertible note outstanding as of the completion of the Merger will thereafter be convertible into QLT Shares.

Upon completion of the Merger, and giving effect to the investment in QLT immediately prior to the Merger by an investor syndicate, QLT shareholders immediately prior to the Merger will own approximately 67% of the outstanding QLT Shares, and current Aegerion shareholders will own approximately 33% of the outstanding QLT Shares.

The Merger Agreement provides that the Board of Directors of QLT following completion of the Merger would consist of four individuals designated by Aegerion, four individuals designated by QLT, one individual designated by Broadfin Capital, LLC and one individual designated by Sarissa Capital Management LP (“Sarissa Capital”). For a specified period of time following completion of the Merger, Sarissa Capital would have the right to designate one additional member of the Board of Directors. Mary Szela, Aegerion’s Chief Executive Officer, will serve as Chief Executive Officer of QLT following completion of the Merger.

The completion of the Merger is subject to the approval of shareholders of Aegerion and QLT. In addition, the Merger is subject to other closing conditions, including, among others, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the effectiveness of a Registration Statement on Form S-4 to be filed with the SEC, (iii) the approval of the listing on the NASDAQ Global Select Market and the Toronto Stock Exchange of the QLT Shares to be issued in connection with the Merger, (iv) QLT’s entry into the Supplemental Indenture and (v) receipt by QLT of the proceeds of the equity investment into QLT contemplated in connection with the Merger.

Voting Agreements

Each of the Specified QLT Shareholders entered into a Voting Agreement with Aegerion concurrently with the execution of the Merger Agreement, providing that each such shareholder, upon the terms and subject to the conditions set forth therein: (i) will vote its QLT Shares held of record or beneficially owned as of the date of the Voting Agreement and any QLT Shares (and other voting securities of QLT) that become owned (whether of record or beneficially) by the Specified QLT Shareholder after the execution of the Voting Agreement (the “Owned Shares”) in favor of the Merger and the other transactions contemplated in the Merger Agreement and against any competing transaction that may be proposed, and (ii) will not sell or otherwise transfer or encumber their QLT Shares prior to consummation of the Merger. The Specified QLT Shareholders beneficially own, in the aggregate, approximately 24.8% of the outstanding QLT Shares.

The Voting Agreements will terminate upon the earliest to occur of (i) the date the Merger Agreement is validly terminated pursuant to its terms, (ii) the date of any amendment, modification, change or waiver to any provision of the Merger Agreement that increases the amount or changes the form of the Merger Consideration (as defined in the Merger Agreement) (other than adjustments in accordance with the terms of the Merger Agreement), (iii) in the event of an Aegerion Change of Recommendation or a QLT Change of Recommendation (in each case, as defined in the Merger Agreement), in any such case in accordance with the terms of the Merger Agreement, and (iv) the time at which the Merger becomes effective.

The foregoing summary of the Merger Agreement and the Voting Agreements does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement and of the Voting Agreements. Copies of the Merger Agreement and the form of voting agreement entered with each of the Specified QLT Shareholders are filed as exhibits hereto.

Item 5. Interest in Securities of the Issuer

The beneficial ownership percentages described in this Schedule 13D are based on 52,829,398 QLT Shares deemed to be outstanding as of June 8, 2016, as represented by QLT in the Merger Agreement.

(a) As a result of the Voting Agreements, Aegerion may be deemed for purposes of Rule 13d-3 promulgated under the Act to beneficially own 13,109,202 QLT Shares, representing approximately 24.8% of the QLT Shares deemed to be outstanding as of June 8, 2016. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Aegerion that it is the beneficial owner of any QLT Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), neither Aegerion nor, to the knowledge of Aegerion, any of the persons set forth on Schedule A hereto beneficially owns any QLT Shares.

(b) Aegerion is not entitled to any rights of a shareholder of QLT as to any QLT Shares, except for the rights described in Item 5(a) to the extent described in Item 4. Aegerion does not have sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of, any QLT Shares except to the extent that it may be deemed to have such powers by virtue of the Voting Agreements.

(c) Except for the execution and delivery of the Merger Agreement and the Voting Agreements and as described herein, neither Aegerion nor, to the knowledge of Aegerion, any of the persons set forth on Schedule A hereto has effected any transaction in the QLT Shares during the past 60 days.

(d) Except as provided in the Merger Agreement and the Voting Agreements and in connection with the transactions contemplated thereby, neither Aegerion nor, to the knowledge of Aegerion, any of the persons set forth on Schedule A hereto has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of QLT reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the knowledge of Aegerion, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of QLT.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

1	Agreement and Plan of Merger, dated as of June 14, 2016, among Aegerion Pharmaceuticals, Inc., QLT Inc. and Isotope Acquisition Corp. (incorporated by reference to Aegerion’s Current Report on Form 8-K filed on June 15, 2016 (Commission file number 001-34921)).

2	Form of Voting Agreement, dated as of June 14, 2016, between Aegerion Pharmaceuticals, Inc. and each Specified QLT Shareholder (incorporated by reference to Aegerion’s Current Report on Form 8-K filed on June 15, 2016 (Commission file number 001-34921)).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 24, 2016

Aegerion Pharmaceuticals, Inc.

By:	/s/ Benjamin Harshbarger
	Name:	Benjamin Harshbarger
	Title:	Acting General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF AEGERION PHARMACEUTICALS, INC.

The name, business address and present principal occupation of each of the directors and executive officers of Aegerion Pharmaceuticals, Inc. are set forth below. All of the persons listed below are citizens of the United States of America. Directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
*Sandford Smith Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	Chairman of the Board of Directors of Aegerion	N/A

*Sol Barer Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	Former Chairman of Celgene Corp., a biopharmaceutical company	Celgene Corporation 86 Morris Avenue Summit, NJ 07901

*Antonio Gotto Jr. Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	Dean of the Weill Medical College of Cornell University and Provost for Medical Affairs, Cornell University	Weill Medical College of Cornell University 1300 York Ave, New York, NY 10065

*Jorge Plutzky Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	Director of Preventive Cardiology, Brigham and Women’s Hospital	Brigham and Women’s Hospital 75 Francis St, Boston, MA 02115

*David Scheer Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	President, Scheer & Company, Inc., a venture capital firm	Scheer & Company, Inc. 555 Long Wharf Drive The Maritime Center New Haven, CT 06511

*Donald Stern Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	Managing Director of Corporate Monitoring & Consulting Services, Affiliated Monitors Inc., a corporate compliance consultancy	Affiliated Monitors, Inc. P.O. Box 961791 Boston, MA 02196

*Paul Thomas Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	Founder and CEO, Roka Bioscience, Inc., a molecular food safety testing company	Roka Bioscience, Inc. 20 Independence Boulevard, Warren, NJ 07059

*Anne VanLent Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	President, AMV Advisors, a financial advisory firm	AMV Advisors, 311 Enterprise Drive Plainsboro, NJ 08536

*Mary Szela Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	Chief Executive Officer and Director	N/A

Gregory Perry Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	Chief Financial Officer and Administrative Officer	N/A

Roger Louis Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	Chief Compliance Officer	N/A

Benjamin Harshbarger Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	Acting General Counsel	N/A

Martha Carter Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	Chief Regulatory Officer and Senior Vice President	N/A

Barbara Chan Aegerion Pharmaceuticals, Inc. One Main Street, Suite 800 Cambridge, MA 02142	Chief Accounting Officer	N/A